Ecopetrol S.A. enters into an electric energy commercialization agreement with Gecelca S.A. E.S.P. for the benefit of the Ecopetrol Group

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby informs that, on the occasion of its withdrawal from the electric energy commercialization activities, derived from the acquisition of 51.4% of the outstanding shares of Interconexión Eléctrica S.A. E.S.P. and in compliance with the energy regulation in Colombia, it entered into an electric energy commercialization contract with Gecelca S.A. E.S.P. to meet the non-regulated energy demand of the Ecopetrol Group.

The contract, which term extends until December 31, 2036, is to ensure a service structure for the supply of electric energy through the National Interconnected System (SIN for its acronym in Spanish) for the Ecopetrol Group in order to provide the necessary coverage while optimizing costs.

Gecelca S.A. E.S.P. was selected through a competitive process to which 17 agents among generators and commercializers of the Wholesale Energy Market were invited.

The contract value is the result of the estimation of the amounts of energy required by and the final price of energy to be paid by the Ecopetrol Group, the main consumer of non-regulated energy in the country . This price is obtained from the sum of all the characteristic components of the cost of energy (generation, transmission, distribution, commercialization, etc.) in the domestic market.

This contract will enter into execution in the next few weeks, once the registration and inscription procedures are completed before the Administrator of the Wholesale Energy Market Commercial Exchanges System in Colombia.

Bogota D.C., August 15, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Téllez

Email: mauricio.tellez@ecopetrol.com.co